XAI Madison Equity Premium Income Fund

December 9, 2024

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: XAI Madison Equity Premium Income Fund
        Investment Company Act of 1940 – Rule 17g-1(g) Bonding of Officers and Employees
        File No. 811-21582

To Whom It May Concern:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended, attached hereto please find a copy of the (i) Joint Insureds Agreement (the "Agreement"); (ii) financial institution bond (the "Bond"); and (iii) resolutions relating to the Bond and Agreement.

The term of the Bond is September 26, 2024 through September 26, 2025, and the premium for the Bond has been paid through September 26, 2025.

Please call me at (312) 374-6937 if you have any questions.


Very truly yours,

/s/ Benjamin D. McCulloch
Benjamin D. McCulloch
Secretary & Chief Legal Officer


Attachments

PREMIUM BILL

Date: December 3, 2024

Insured: XAI OCTAGON FLOATING RATE & ALTERNATIVE INCOME TRUST

Producer: MAURY, DONNELLY & PARR, INC.
24 COMMERCE STREET
BALTIMORE, MD 21202-0000

Company: Federal Insurance Company

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED BELOW.

Policy Number: J06034007

Policy Period: 09-26-2024 to 09-26-2025

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO J06034007

Product	Effective Date	Premium
Financial Institution Bond for Investment Companies	12-02-2024	$295.00

TOTAL POLICY PREMIUM	$295.00

WHEN REMITTING PLEASE INDICATE POLICY OR CERTIFICATE NUMBER

Form 26-10-0426 (Ed. 2/98)

CHUBB

AMEND ITEM 2 ENDORSEMENT

Named Assured XAI OCTAGON FLOATING RATE & ALTERNATIVE INCOME TRUST			Endorsement Number 4
Bond Number J06034007	Bond Period 09-26-2024 to	09-26-2025	Effective Date of Endorsement December 2, 2024
Issued By Federal Insurance Company			

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is deleted and restated as follows:

Item 2. Single Loss Limits Of Liability – Deductible Amounts:

	Insuring Clause	Single Loss Limit Of Liability	Deductible Amount
1.	Dishonesty	$1,475,000	$0
2.	On Premises	$1,475,000	$10,000
3.	In Transit	$1,475,000	$10,000
4.	Forgery Or Alteration	$1,475,000	$10,000
5.	Extended Forgery	$1,475,000	$10,000
6.	Counterfeit Money	$1,475,000	$10,000
7.	Computer System Fraud	$1,475,000	$10,000
8.	Claims Expense	$1,475,000	$10,000
9.	Audit Expense	$1,475,000	$10,000
10.	Uncollected Items Of Deposit	$1,475,000	$10,000
11.	Voice Initiated Funds Transfer Instruction	$1,475,000	$10,000

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

CHUBB

FRAUDULENT TRANSFER INSTRUCTION ENDORSEMENT

Named Assured XAI OCTAGON FLOATING RATE & ALTERNATIVE INCOME TRUST			Endorsement Number 1
Bond Number J06034007	Bond Period 09-26-2024 to 09-26-2025		Effective Date of Endorsement December 2, 2024
Issued By Federal Insurance Company			

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement, this Bond is amended as follows:

(1) Item 2., Single Loss Limits Of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Fraudulent Transfer Instruction	$1,475,000	$10,000

(2) The following Insuring Clause is added:

14. Fraudulent Transfer Instruction

Loss resulting directly from the **Assured** having, in good faith, transferred, paid, or delivered **Money** or **Securities** in reliance upon a **Transfer Instruction** that purports, and reasonably appears, to have originated from:

a.   the **Customer**;

b.   an **Employee** acting on instructions of such **Customer**; or

c.   a financial institution acting on behalf of such **Customer** with authority to make such instructions,

but which **Transfer Instruction** was, in fact, fraudulently issued without the knowledge of the **Assured**, **Employee**, or **Customer**.

As a condition precedent to coverage under this Insuring Clause 14, the:

i.   sender of the **Transfer Instruction** must have authenticated such **Transfer Instruction** with the **Customer's** authentication credentials or mechanism;

ii.   **Employee** acting on the **Transfer Instruction** must obtain **Verification** prior to any single transfer, payment, or delivery of funds in excess of the Deductible Amount set forth in Paragraph (1) of this Endorsement; and

iii.   **Assured** shall assert any available claims, offsets, or defenses against such **Customer**, any financial institution, or any other party to the transaction.

(3) The Definition of **Customer** is deleted and replaced with the following:

Customer means any shareholder of an **Assured** which has a written agreement with the **Assured** to transfer such shareholder's **Money** or **Securities** through a **Voice Initiated Funds Transfer Instruction** or a **Transfer Instruction**.

(4) The following Definitions are added:

Telefacsimile means a system of transmitting a facsimile of a tangible document by electronic signals over telephone lines to a piece of equipment maintained for the specific purpose of receiving such signals and printing such facsimile on a tangible medium.

Transfer Instruction means those instructions, other than any **Voice Initiated Funds Transfer Instruction**, which authorize the transfer of **Money** in a **Customer's** account, or of a **Customer's Securities**, and which are:

   a. transmitted to the **Assured** via:

      i. any electronic instruction, including an e-mail, that is delivered through an **Electronic Communication System** and that is capable of retention by the recipient at the time of receipt;

      ii. telex, or **Telefacsimile** instruction; or

      iii. automated telephone system; and

   b. received by an **Employee** specifically authorized by the **Assured** to receive and act upon such instructions.

Verification means an **Employee**:

   a. attempted to verify the authenticity of such **Transfer Instruction** by communicating with the **Customer**, or natural person purporting to be the **Customer** via any communication method, other than e-mail, prior to any single transfer, payment, or delivery of funds, and contemporaneously documented the communication method utilized and the result of such attempt in writing; and

   b. contemporaneously documented the use of the **Customer's** authentication credentials or mechanism.

(5) Exclusion 2.a. is deleted and replaced with the following:

   a. the acts of an **Employee**, except for loss covered under:

      i. Insuring Clause 2 or 3 which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**; or

      ii. Insuring Clause 11 or 14;

(6) The following Exclusion is added:

This Bond does not cover loss resulting directly or indirectly from any **Transfer Instruction** from a:

   a. **Customer**; or

   b. natural person with authorized access to the **Customer's** authentication credentials or mechanism.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

CHUBB

SCHEDULE OF OTHER ASSUREDS ENDORSEMENT

Named Assured XAI OCTAGON FLOATING RATE & ALTERNATIVE INCOME TRUST			Endorsement Number 2
Bond Number J06034007	Bond Period 09-26-2024 to 09-26-2025		Effective Date of Endorsement 12-02-2024
Issued By Federal Insurance Company			

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that:

(1) In addition to the first named **Assured**, the **Investment Company(ies)** scheduled in Paragraph (2) of this Endorsement is/are the other **Assured(s)** under this Bond.

(2) Schedule of Other **Assureds**:

Octagon XAI CLO Income Fund

XAI Madison Equity Premium Income Fund

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

CHUBB®

UNAUTHORIZED SIGNATURE ENDORSEMENT

Named Assured XAI OCTAGON FLOATING RATE & ALTERNATIVE INCOME TRUST		Endorsement Number 3
Bond Number J06034007	Bond Period 09-26-2024 to 09-26-2025	Effective Date of Endorsement 12-02-2024
Issued By Federal Insurance Company		

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that solely with respect to coverage afforded under this Endorsement this Bond is amended as follows:

(1) Item 2., Single Loss Limits of Liability – Deductible Amounts, of the Declarations is amended to include the following:

Insuring Clause	Single Loss Limit of Liability	Deductible Amount
Unauthorized Signature	$1,475,000	$10,000

(2) The following Insuring Clause is added:

Unauthorized Signature

Loss resulting directly from the **Assured** having accepted, paid, or cashed any check or **Withdrawal Order** made or drawn on or against the account of a **Customer**, which bears the signature or endorsement of one other than a person whose name and signature is on file with the **Assured** as signatory on such account.

As a condition precedent to coverage under this Insuring Clause, the **Assured** shall have on file signatures of all persons who are signatories on such account.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

JOINT INSUREDS AGREEMENT

THIS AGREEMENT is made effective as of December 2, 2024, by and between XA Investments, LLC ("XAI") the funds listed on <u>Appendix A</u> hereto (each a "Fund" and, collectively, the "Funds"), each a closed-end investment company registered under the Investment Company Act of 1940 (the "1940 Act") managed by XAI. XAI and the Funds are collectively referred to herein as a "Party" and collectively as the "Parties."

WHEREAS, the Parties have obtained a joint Directors' and Officers'/Errors and Omissions insurance policy (the "D&O Policy") providing coverage for the Parties, and their officers and directors/trustees, as joint insureds;

WHEREAS, the Funds have obtained an Independent Trustees Safety Net Liability Insurance Policy (the "Independent Trustees Policy") providing coverage for the Trustees who are not "interested persons" (as defined in the 1940 Act) of the Funds, as joint insureds;

WHEREAS, the Funds have obtained a joint fidelity bond (the "Fidelity Bond" and, together with the D&O Policy and the Independent Trustees Policy, each a "Policy" and, collectively, the "Policies") against larceny and embezzlement, providing coverage for each officer and employee of each Fund who may singly, or jointly with others, have access to securities or funds of such Fund or to direct generally the disposition of securities of the Fund;

WHEREAS, the Parties desire to provide herein for an allocation of the premium for the Policies;

WHEREAS, a majority of the trustees of each Fund (including a majority of the trustees who are not "interested persons" (as defined in the 1940 Act) have given due consideration of the amount and ratable allocation of premiums of the Policies and (i) have approved such Fund's participation in the Policies as being in the best interests of such Fund, and (ii) have determined that the allocation of the premium for the Policies to be allocated to such Fund as set forth herein is fair and reasonable to such Fund;

The Parties, therefore, agree that:

1.   <u>Allocation of Premium</u>.

        (a)   <u>D&O Policy</u>. Each Party shall pay a portion of the annual D&O Policy premium as agreed to in writing no less often than annually by the Parties, as set forth on <u>Appendix A</u> hereto. The premium allocation methodology allocates 55% of the D&O Policy premium to XAI and 45% to the Funds. The 45% allocation to the Funds is sub allocated based on total assets as of the date of the Allocation Event (as defined below).

        (b)   <u>Independent Trustees Policy</u>. Each Fund shall pay a portion of the annual Independent Trustees Policy premium as agreed to in writing no less often than annually by the Funds, as set forth on <u>Appendix A</u> hereto. The premium allocation methodology allocates the Independent Trustees Policy premium among the Funds based on total assets as of the date of the Allocation Event (as defined below).

(c)   Fidelity Bond. Each Fund shall pay a portion of the annual Fidelity Bond premium as agreed to in writing no less often than annually by the Funds, as set forth on Appendix A hereto. The premium allocation methodology allocates the Fidelity Bond premium among the Funds such that based on total assets as of the date of the Allocation Event (as defined below).

2.   Allocation Event. The allocation of the premium shall be determined (i) as of the initial date of each Policy period, (ii) as of each date when a Party is added to this Agreement, (iii) when this Agreement is terminated as to a Party or (iv) at such other times as the board of trustees of the Funds determines that an adjustment of the allocation of the premium is appropriate in order to provide for fair and reasonable allocation to each Fund in connection with an offering of shares by a Fund resulting in a significant increase in the total assets of a Fund (collectively, an "Allocation Event"). For newly established Funds, XAI shall make a good faith estimate of the expected average assets for that Fund during the Policy period to be used as a part of this calculation. When a Fund is added to the Agreement or when the premium allocation is adjusted in connection an offering of shares by a Fund, the other Funds shall receive a reimbursement for the decreased amount of premium to be paid for the Policy as a result of the reallocation, unless XAI determines that the cost of refunding the excess premium would meet or exceed the amount of premium to be refunded. Any such reimbursement may occur in conjunction with the allocation and payment of the premium for the following year's Policy premium. When Funds are subtracted, there shall be no change in amounts owed by the Funds.

3.   Allocation of Coverage. Coverage shall be allocated among the Parties as set forth in the applicable Policy.

4.   Notice of Claims. Each Party shall, within ten days after the making of any claim under the applicable Policy, provide the other Parties who are joint insureds under such Policy with written notice of the amount and nature of such claim. Each Party shall, within ten days after the receipt thereof, provide the other Parties with written notice of the terms of settlement of any claim made under the applicable Policy by such Party.

5.   Agent. XAI is hereby appointed as the agent for the Parties for the purpose of making, adjusting, receiving and enforcing payment of all claims under the Policies and otherwise dealing with the insurer with respect to the Policies. Any expenses incurred by XAI in its capacity as agent in connection with a claim shall be shared by the Parties in proportion to the recovery received by the Parties for the loss. All other expenses incurred by XAI in its capacity as agent shall be shared by the Parties in the same portion as their premium allocation.

6.   Modification and Termination. This Agreement may be modified or amended from time to time by mutual written agreement among the Parties. This Agreement may be terminated with respect to any Party by not less than 75 days' written notice to the other Parties. This Agreement shall terminate as to any Party as of the date that such Party ceases to be an insured under the Policies; provided that such termination shall not affect such Party's rights and obligations hereunder with respect to any claims on behalf of such Party which are paid under the Policies after the date such Party ceases to be an insured under the Policies. The Agreement shall continue as to the remaining Parties.

2

7.   <u>Governing Law</u>. This Agreement shall be construed in accordance with the laws of the State of Delaware.

8.   <u>No Assignment</u>. This Agreement is not assignable.

9.   <u>Notices</u>. All notices and other communications hereunder shall be in writing and shall be addressed to Benjamin D. McCulloch, XA Investments LLC, 321 North Clark Street, Suite 24300 Chicago, IL 60654.

10.   <u>Further Assurances</u>. Each Party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

[*Signature Page Follows*]

1136987-CHISR01A - MSW

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date and year first above written.

XA INVESTMENTS, LLC



Name: Benjamin D. McCulloch
Title: Managing Director & General Counsel

XAI OCTAGON FLOATING RATE & ALTERNATIVE INCOME TRUST



Name: Benjamin D. McCulloch
Title: Secretary & Chief Legal Officer

OCTAGON XAI CLO INCOME FUND

Name: Benjamin D. McCulloch
Title: Secretary & Chief Legal Officer

XAI MADISON EQUITY PREMIUM INCOME FUND

Name: Benjamin D. McCulloch
Title: Secretary & Chief Legal Officer

1136987-CHISR01A - MSW

Exhibit A

Party	D&O Policy Premium Allocation	Independent Trustees Policy Premium Allocation	Fidelity Bond Premium Allocation
XA Investments, LLC	55%	N/A	N/A
XAI Octagon Floating Rate & Alternative Income Trust	37%	83%	83%
Octagon XAI CLO Income Fund*	0%	0%	0%
XAI Madison Equity Premium Income Fund	8%	17%	17%

* As of the most recent Allocation Date, Octagon XAI CLO Income Fund assets represent less than 1% of total fund complex assets.

Last Updated: December 2, 2024

Insurance Matters

Approval of Trustees and Officers/Errors and Omissions Liability Insurance Policies

RESOLVED, that the joint Directors' and Officers'/Errors and Omissions Liability Insurance Policy providing coverage for the Fund and certain other funds in the Fund Complex as joint insureds, substantially in the form presented to the Board, with an aggregate policy limit of $3 million for the Adviser and $3 million for Fund, with a $150,000 retention (and no deductible with respect to the Trustees), hereby is, approved, together with such changes and modifications as the officers of the Fund executing the same may approve, such execution being conclusive evidence of the approval of such changes and modifications by the Board; and further

RESOLVED, that Joint Insureds Agreement with respect to the D&O Policy, substantially in the form presented to the Board, be, and it hereby is, approved, together with such changes and modifications as the officers of the Funds executing the same may approve, such execution being conclusive evidence of the approval of such changes and modifications by the Board; and further

RESOLVED, that pursuant to Rule 17d-1(d)(7) under the 1940 Act, the payment by the Fund of that portion of the premium for the D&O Policy, such premium having been allocated among the joint insureds as set forth in the Joint Insureds Agreement with respect to the D&O Policy, be, and it hereby is, approved by the Board of Trustees, including the Independent Trustees, as being fair to and in the best interests of the Fund and its shareholders; and further

RESOLVED, that the joint Independent Trustees Dedicated D&O Excess Insurance Policy providing coverage for the Fund and certain other funds in the Fund Complex, substantially in the form presented to the Board, with an aggregate policy limit of $3 million limit for the Adviser and $3 million for Fund, to become effective for the Fund on December 2, 2024, be, and it hereby is, approved, together with such changes and modifications as the officers of the Fund executing the same may approve, such execution being conclusive evidence of the approval of such changes and modifications by the Board; and further

RESOLVED, that Joint Insureds Agreement with respect to the Independent Trustees Policy, substantially in the form presented to the Board, be, and it hereby is, approved, together with such changes and modifications as the officers of the Funds executing the same may approve, such execution being conclusive evidence of the approval of such changes and modifications by the Board; and further

RESOLVED, that pursuant to Rule 17d-1(d)(7) under the 1940 Act, the payment by the Fund of that portion of the premium for the Independent Trustees Policy, such premium having been allocated among the joint insureds as set forth in the Joint Insureds Agreement with respect to the Independent Trustees Policy, be, and it hereby is, approved by the Board, including the Independent Trustees, as being fair to and in the best interests of the Fund and its shareholders.

Approval of Fidelity Bond

RESOLVED, that the joint Fidelity Bond providing coverage of the Fund and certain other funds in the Fund Complex as joint insureds be, and it hereby is, adopted and approved substantially in the form presented to the Trustees; and further

RESOLVED, that Joint Insureds Agreement with respect to the Fidelity Bond, substantially in the form presented to the Board of Trustees, be, and it hereby is, approved, together with such changes and modifications as the officers of the Fund executing the same may approve, such execution being conclusive evidence of the approval of such changes and modifications by the Board of Trustees; and further

RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Fund is hereby designated as the officer of the Fund who is authorized and directed to make the filings with the SEC and give the notices required by Rule 17g-1(g); and further

RESOLVED, that the proper officers of the Fund be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and said Rule 17g-1; and further

RESOLVED, that pursuant to Rule 17g-1(e) under the 1940 Act, the payment by the Fund of that portion of the premium for the Fidelity Bond, such premium having been allocated among the joint insureds as set forth in the Joint Insureds Agreement with respect to the Fidelity Bond, be, and it hereby is, approved by the Board of Trustees, including the Independent Trustees, as being fair to and in the best interests of the Fund and its shareholders.